July 30, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Fabless Semiconductor ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2024. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner at least five days in advance of the effective date of the Registration Statement. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.	We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 3.	Please provide the fee table and expense example information prior to the effectiveness of the Fund’s registration statement.

Response 3.	The “Fund Fees and Expenses” table and expense example information for the Fund are attached hereto as Exhibit A.

Comment 4.	Please consider revising the Fund’s 80% test to reflect that the Fund invests at least 80% of its assets in the type of investment suggested by its name, rather than referring to the Index. Please provide the Staff with the revised Index Guide and Index constituents in advance of filing the response letter.

Response 4.	We respectfully submit that the revised Index Guide and Index constituents were provided to the Staff on July 10, 2024. With respect to the comment regarding the 80% policy, we respectfully acknowledge your comment; however, we believe that the Fund’s 80% policy complies with the current Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended, or the amended Names Rule that will be going into effect on December 10, 2025. We note that the adopting release for the amended Names Rule reiterates the Staff’s longstanding expectation for an index fund to invest at least 80% of its assets in its index’s components. Investment Company Names, Release No. IC-3500 (September 20, 2023) at 109. The Index will be comprised entirely of companies that derive at least 50% of their revenues from the semiconductor industry and operate as fabless semiconductor companies. As such, given that the Fund normally invests at least 80% of its assets in securities that comprise the benchmark index, the Fund will normally invest at least 80% of its total assets in the type of investment suggested by its name.

Comment 5.	Please provide a more concise definition of the fabless semiconductor industry.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	The second sentence in the first paragraph under the “Summary Information—Principal Investment Strategies” section states that the Index “includes U.S.-listed common stocks of companies globally…” Given the disclosure regarding Emerging Market Issuers Risk, please explain what “global” means.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	Please include more disclosure about the Index rules, including ranking and weighting of the Index. Please include the information in summary form in Item 4, and in an expanded form in Item 9.

Response 7.
The disclosure has been revised to include additional disclosure about the weighting of the Index components in the Index Description section of the Prospectus. With respect to the second part of the comment, we respectfully acknowledge your comment; however, we believe the current disclosure approach is appropriate.

Comment 8.	Please consider whether the Fund should have a concentration policy.

Response 8.	We respectfully refer you to the concentration policy already included in the prospectus which states that the Fund may concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.

Comment 9.
The last sentence in the fourth paragraph under the “Summary Information—Principal Investment Strategies” section indicates that, as of a certain date, the information technology sector represented a significant portion of the Index. Please supplementally confirm what industry classification standard the Fund will use for purposes of any concentration policy.

Please explain supplementally whether the Fund will use sector or industry classifications for purposes of any concentration policy, and describe the level the Fund will drill down to in the Global Industry Classification Standard (“GICS”).

Response 9.
The referenced disclosure refers to the composition of the Index, indicating that a significant portion of the components of the Index will be in the information technology sector. In response to your inquiry, given that the Fund’s concentration policy is correlated to the Index, we expect to use GICS to monitor the same at the sector level.

Comment 10.	The second paragraph of the Semiconductor Industry Risk notes that the Fund may invest in securities issued by non-U.S. issuers whose securities are listed on U.S. exchanges. If these securities are principal investments of the Fund, they should be described in the Principal Investment Strategies section of the Prospectus.

Response 10.	The disclosure has been revised accordingly.

Comment 11.
The Staff notes that “Small- and Medium-Capitalization Companies Risk” is included as a principal risk of the Fund. The Staff suggests that if Large-Capitalization Companies risk is a principal risk of the Fund, appropriate risk disclosure be included in the Prospectus.

Response 11.	The disclosure has been revised accordingly.

Comment 12.	The Staff notes that there is extensive disclosure regarding “Emerging Market Issuers Risk.” If these securities represent a principal risk of the Fund, they should be described in the Principal Investment Strategies section of the Prospectus. Similarly, the emerging market issuers risk disclosure includes risks relating to “Operational and Settlement Risk.” Please consider whether this disclosure is necessary if the Fund buys only U.S. listed securities. Additionally, please consider whether “Foreign Currency Risk” constitutes a principal risk of the Fund.

Response 12.
The disclosure has been revised to add a reference to investments in emerging markets to the Principal Investment Strategies section. We note that although we have deleted the separate paragraph entitled “Foreign Currency Risk,” the “Emerging Market Issuers Risk” includes a subparagraph regarding foreign currency risk. The Fund’s exposure to foreign currency risk is likely to be from emerging market securities, which may be a principal risk of the Fund. In addition, we also believe the “Operational and Settlement Risk” subparagraph is an appropriate principal risk disclosure for the Fund.

Comment 13.	The Staff notes that “Depositary Receipts Risk” is included as a principal risk of the Fund. The Staff suggests that if these securities constitute a principal risk of the Fund, disclosure regarding these investments should be included in the Principal Investment Strategies section of the Prospectus.

Response 13.
We respectfully refer you to the second paragraph in the Principal Investment Strategies section of the Prospectus, which notes that the Fund may invest in depositary receipts. Accordingly, no changes have been made to the disclosure in response to this comment.

Comment 14.	With respect to the “Fund Shares Trading, Premium/Discount Risk and Liquidity of Fund Shares” disclosure, the Staff notes that the disclosure states that the Fund may hold securities that are “traded in markets that close at a different time than the exchange on which the Shares are traded.” Since the Fund invests primarily in securities traded on U.S. exchanges, the Staff questions whether this disclosure is relevant for this Fund.

Response 14.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 15.	With respect to the “Index-Related Concentration Risk” disclosure, please revise the disclosure that currently refers to “sector or sectors or industry or group of industries” to refer to “industry or group of industries.” The Staff notes that if the Fund has a sector concentration policy, the current reference to “sector or sectors or industry or group of industries” will not align with the concentration policy in the Statement of Additional Information as the fundamental investment policy refers to “industry or group of industries.”

Response 15.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 16.	Please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance.

Response 16.	Once the Fund has one calendar year of performance, the Fund expects that it will include the returns of the S&P 500 Index as the broad-based securities market index.

Comment 17.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 17.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 18.	The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 18.	We hereby confirm that the Fund currently does not expect acquired fund fees and expenses to exceed more than one basis point (0.01%) of Total Annual Fund Operating Expenses, and as such the Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item.

Comment 19.	The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Risks” section includes disclosure about the Fund’s investments in derivatives. Please note whether the Fund will qualify as a “limited derivatives user” under Rule 18f-4, and tailor the disclosure accordingly.

Response 19.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 20.
The Staff requests that because the Index Provider is affiliated with the Adviser, the Prospectus include the following statements:
•The Fund and its affiliates, including the Adviser, will not have any ongoing involvement in the selection of Index components; and
•The Fund and its affiliates, including the Adviser, are not and will not be in possession of, or have access to, any non-public information regarding the index methodology and screening criteria of the Index.

Response 20.
We confirm supplementally that the Fund and its affiliates, including the Adviser, will not have any ongoing involvement in the selection of Index components, and are not and will not be in possession of, or have access to, any non-public information regarding the index methodology and screening criteria of the Index.
We do not believe that these statements are required by Form N-1A and we respectfully decline to include them in the Fund’s prospectus.

Comment 21.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 21.	We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and the Index Provider falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

Comment 22.	The section entitled “License Agreement and Disclaimers” references Solactive AG. Please explain or remove those references.

Response 22.	The disclosure has been revised accordingly to refer to a third party as the calculation agent for the Index.

STATEMENT OF ADDITIONAL INFORMATION
Comment 23.
With respect to Fundamental Restriction Number 7, please refer to Comment 15 above, and consider the difference between measuring sectors and industries for purposes of measuring a concentration policy.

Response 23.	We respectfully acknowledge your comment and refer you to the Fund’s fundamental restriction no. 7 which sets forth that “...the Fund may invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates, concentrates in an industry or group of industries.” Accordingly, we believe the existing disclosure is consistent with your request.

Comment 24.	With respect to Non-Fundamental Restrictions, the Staff suggests that you add the Fund’s 80% investment policy to the list.

Response 24.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

* * * * *

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2080 or me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President
Van Eck Associates Corporation

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(b)	0.35%
________________________

(a) “Other Expenses” are based on estimated amounts for the current fiscal year.
(b) Van Eck Associates Corporation (the “Adviser”) will pay all expenses of the Fund, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses. Notwithstanding the foregoing, the Adviser has agreed to pay the offering costs until at least February 1, 2026.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$36
3	$113